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                                                         EXHIBIT 12

                      RATIO OF EARNINGS TO FIXED CHARGES


The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

      Nine Months
        Ended
       Sept. 30                    Year Ended December 31
     -------------       ------------------------------------------

     1994      1993      1993     1992      1991      1990     1989
     ----      ----      ----     ----      ----      ----     ----

     8.4X      5.2X 1/   5.2X 1/  7.8X      6.4X      5.1X     6.6X


For purposes of this ratio, earnings have been calculated by adding to income before income taxes the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discount and that portion of rental expense deemed to represent interest.

1/ Includes the impact of the one-time, pretax restructuring charge of $565 million as a result of the company's Profitability
Enhancement Program. Excluding the non-recurring special charge, the ratio would have been 8.3X for the nine months ended Sept. 30 and 7.6X for year ended December 31st.